UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          TRM Copy Centers Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    872636105
             -------------------------------------------------------
                                 (CUSIP Number)


      Paul M. Brown, Jr., 5208 NE 122nd Avenue, Portland, Oregon 97230-1074
                                 (503) 257-8766
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 24, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          1 of 3

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 872636105                                            Page 2 of 3 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frederick O. Paulsell
      Edwin S. Chan
      Donald L. Van Maren
      Sherman M. Coe
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      OO
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      All of the reporting persons are United States citizens.
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

                              Frederick O. Paulsell - 917,242
                              Edwin S. Chan         - 499,618
                              Donald L. Van Maren   - 152,769
                              Sherman M. Coe        - 157,228
                              --------------------------------------------------

      NUMBER OF           8)  SHARED VOTING POWER

      SHARES                  Frederick O. Paulsell - 0
                              Edwin S. Chan         - 0
      BENEFICIALLY            Donald L. Van Maren   - 0
                              Sherman M. Coe        - 0
      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING               Frederick O. Paulsell - 917,242
                              Edwin S. Chan         - 499,618
      PERSON                  Donald L. Van Maren   - 152,769
                              Sherman M. Coe        - 157,228
      WITH                    --------------------------------------------------

                         10)  SHARED DISPOSITIVE POWER

                              Frederick O. Paulsell - 0
                              Edwin S. Chan         - 0
                              Donald L. Van Maren   - 0
                              Sherman M. Coe        - 0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Frederick O. Paulsell - 917,242
       Edwin S. Chan         - 499,618
       Donald L. Van Maren   - 152,769
       Sherman M. Coe        - 157,228
      --------------------------------------------------------------------------

                                                                          2 of 3

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.3%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      All reporting persons are IN.
      --------------------------------------------------------------------------

                                                                          3 of 3

Messrs. Frederick O. Paulsell, Edwin S. Chan, Donald L. Van Maren and Sherman M. Coe (collectively, the "Reporting Persons") hereby amend their Schedule 13D, originally filed on April 13, 1998 (the "Original Schedule 13D"), with respect to their entering into a Voting Agreement with TRM Copy Centers Corporation (the "Company") dated as of April 13, 1998, in consideration for the execution and delivery by ReadyCash Investment Partners, L.P. ("ReadyCash") of a Preferred Stock and Warrant Purchase Agreement dated March 29, 1998 between ReadyCash and the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Original Schedule 13D.

Item 2.   Identity and Background

         (a) This Statement is filed by Frederick O. Paulsell, Edwin S. Chan, Donald L. Van Maren and Sherman M. Coe, as individuals. Messrs. Paulsell, Chan, Van Maren and Coe are no longer part of a group for the purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rule thereunder.

Item 4.  Purpose of Transaction

         (a) The Reporting Persons entered into a Voting Agreement with the Company dated as of April 3, 1998 (the "Voting Agreement") in consideration for the execution and delivery by ReadyCash Investment Partners, L.P. ("ReadyCash") of a Preferred Stock and Warrants Purchase Agreement dated March 29, 1998 between ReadyCash and the Company (the "Purchase Agreement"). Pursuant to the Voting Agreement, the Reporting Persons agreed to vote all of their shares of Common Stock in favor of all of the transactions contemplated by the Purchase Agreement. By its terms, the Voting Agreement remained in effect until the earlier of (a) the date of termination of the Purchase Agreement or (b) the date of the closing of the transaction pursuant to the Purchase Agreement.

         On June 24, 1998, the Voting Agreement terminated due to the closing of the transaction contemplated by the Purchase Agreement.


Item 7.  Material to be Filed as Exhibits

         Section 13D Joint Filing Agreement among the Reporting Persons dated as of April 13, 1998.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     July 7, 1998
                                       -----------------------------------------
                                                         Date


                                                 FREDERICK O. PAULSELL
                                       -----------------------------------------
                                       Frederick O. Paulsell, as representative of the Reporting Persons

                                  EXHIBIT INDEX


EXHIBIT   DESCRIPTION                                                       PAGE

   A      Joint Filing Agreement between Frederick O. Paulsell,               7
          Edwin S. Chan, Donald L. Van Maren, and Sherman M.
          Coe.

                                                                       Exhibit A

                        SECTION 13 JOINT FILING AGREEMENT

          Each of the undersigned is a person that may be required, from time to time, to file statements pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission ("SEC"). Each of the undersigned may be required, from time to time, to file such statements jointly with one or more of the other undersigned persons pursuant to Rule 13d-1(f) under the Exchange Act. Each of the undersigned agrees that any such statement filed with the SEC that is executed by Mr. Frederick O. Paulsell shall be deemed to be filed on behalf of the undersigned.

          Dated April 13, 1998.



                                       /s/ FREDERICK O. PAULSELL
                                       -----------------------------------------
                                       Frederick O. Paulsell


                                       /s/ EDWIN S. CHAN
                                       -----------------------------------------
                                       Edwin S. Chan


                                       /s/ DONALD L. VAN MAREN
                                       -----------------------------------------
                                       Donald L. Van Maren


                                       /s/ SHERMAN M. COE
                                       -----------------------------------------
                                       Sherman M. Coe